FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 29, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

'1 Material Fact BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Publicly-Held Company with Authorized Capital CNPJ/MF No. 07.628.528/0001-59 NIRE 35.300.326.237 Sale and Lease of Areas of Rio do Meio Farm, in Bahia BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (the "Company") (B3: AGRO3) (NYSE: LND), in compliance with Article 157, paragraph 4, of Law No. 6,404/76 and CVM Resolution No. 44/21, hereby announces the sale of 2,592.97 hectares, of which 1,752.66 are arable hectares, of Rio do Meio Farm, located in Correntina, State of Bahia. The Company has also leased another 383.44 arable hectares, under an agreement that grants the lessee a purchase option. Indicator Sale Arable area sold 1,752.66 ha Price 425 soybean bags/arable ha Nominal value R$96.4 million (~R$55.0 thousand/arable ha) Present value R$78.8 million (~R$45.0 thousand/arable ha) Book value of the area R$27.3 million (~R$15.6 thousand/arable ha) Expected IRR 26.2% in Brazilian reais and 20.9% in U.S. dollars Payment terms The Company has already received the first installment, of 181,568.50 soybean bags, equivalent to approximately 24% of the total contract volume. This installment amounted to R$21.1 million. The remaining balance of 563,312 soybean bags will be paid in four annual installments. Impact on results The present value of the sale, R$78.8 million, is approximately 2.9 times the book value of the area, R$27.3 million. The book value comprises R$22.6 million in acquisition cost and R$4.7 million in investments, net of depreciation. The Company expects to recognize a pre-tax gain of R$51.5 million in the first quarter of fiscal year 2026/2027 (1Q27).

'2 Lease with purchase option BrasilAgro has also entered into a lease agreement for 383.44 arable hectares of Rio do Meio Farm, expiring in June 2030. The lessee may exercise a purchase option until March 2028, at a price of 425 soybean bags per arable hectare. The leased area is not part of the sale announced in this material fact. Should the option be exercised and the sale be completed, the Company will inform the market in due course. BrasilAgro acquired Rio do Meio Farm in 2020 to develop its productive and real estate potential. Since then, the Company has invested in the property, generated results from agricultural production and sold areas at different times. The transaction now announced is in line with this strategy of capturing the appreciation of developed land. São Paulo, September 29, 2026. Gustavo Javier Lopez CFO & IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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